Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF B.O.S. BETTER ONLINE SOLUTIONS LTD. December 15, 2022 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. Please sign, date and mail your proxy card in the envelope provided as soon as possible. Please detach along perforated line and mail in the envelope provided. 00003333330230000000 6 121522 1. Proposal to elect, the following to serve as a director on the Company’s Board of Directors: FOR AGAINST ABSTAIN a. Ziv Dekel – for a term of 3 years (Class C) b. Yaron Eldad – for a term of 1 year (Class B) c. Eyal Cohen – for a term of 3 years (Class C) 2. Proposal to approve an increase of the Company’s authorized share capital. 3. Proposal to approve an increase of the number of Ordinary Shares available for issuance under the 2003 Israeli Share Option Plan. 4. Proposal to approve the grant of options to the CEO. IMPORTANT: Please indicate if you have a “Personal Interest” in the above Proposal 4, by marking an “X” in the one of the boxes to the right. Your vote will not be counted if you do not fill in one of the boxes to the right. I HAVE A PERSONAL INTEREST 5. Proposal to appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2022, and for such additional period until the next annual general meeting of shareholders. YES FOR NO AGAINST ABSTAIN To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0 Form of Proxy Card B.O.S. BETTER ONLINE SOLUTIONS LTD. PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD DECEMBER 15, 2022 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. Item 4 requires an indication of “Personal Interest” (as defined under the Companies Law) in the resolution. Please explicitly indicate whether you have a Personal Interest in item 4 marking an X in one of the boxes shown, otherwise your vote will not be counted. For information regarding the definition of “Personal Interest”, see the “Votes Required” section of the Proxy Statement. (Continued and to be signed on the reverse side) 1.1 14475